Filed by Keane Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No.: 001-38023

Date: June 17, 2019

Keane Employee FAQ

1.	What was announced? What are the benefits of this transaction?

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We announced that Keane and C&J Energy Services have entered into a definitive agreement to combine in an all-stock merger of equals to establish an industry-leading, diversified oilfield services provider.

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The combined company will be a leading U.S. well completions and production services company with increased scale and density across services and geographies with a prominent presence in the most active U.S. basins.

•	With a shared legacy of innovative R&D and a rich portfolio of proprietary technology, the combined company will accelerate investments in continued innovation and advanced, value-added technologies.

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Both Keane and C&J share longstanding commitments to Safety, Efficiency and Partnerships, all of which will be reflected in the way the combined company approaches the day-to-day execution of its operations.

2.	What is a “merger of equals”?

•	In the past Keane has historically completed acquisitions, either through Share or Asset acquisition. This transaction is different, and is truly a “merger of equals”.

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A merger of equals is a combination of two companies similar in size. This transaction structure enables two companies to combine in such a way that they can capitalize on the strengths and best practices of both.

3.	Who is C&J Energy Services?

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C&J is a leading provider of onshore well construction and intervention, well completion, well support and other complementary oilfield services and technologies. Like Keane, C&J is also headquartered in Houston, Texas.

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C&J operates across the most active basins in the continental U.S. and offers a complete suite of services, including hydraulic fracturing, wireline, coiled tubing, cementing, rig services, fluids management services and other special wellsite services, to enhance production and profitability throughout the life of the well.

•	Across the U.S., operators large and small trust C&J to handle everything from conventional operations to the most technically demanding reservoir challenges.

•	Keane and C&J share a safety-centric, customer-oriented culture, and we are eager to join forces with them to leverage our combined resources and strengths.

•	For more information on C&J, please visit https://cjenergy.com/.

4.	What does this transaction mean for me?

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This merger of equals represents a significant milestone as we expect our employees to contribute and benefit from growth and new career development opportunities that result from being part of a larger and stronger organization.

•	We are eager to join forces with C&J to leverage our combined resources and strengths.

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Both Keane and C&J share longstanding commitments to Safety, Efficiency and Partnerships, all of which will be reflected in the way the combined company approaches the day-to-day execution of its operations.

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However, until the transaction closes, Keane and C&J remain separate organizations, and we will operate as usual. We ask that you stay focused on delivering the exceptional service our customers have come to expect.

5.	Will this transaction change the services we offer? How?

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The combined company will have 2.3 million hydraulic fracturing horsepower consisting of approximately 50 frac fleets, 158 wireline trucks, 81 pumpdown units, 28 coiled tubing units, 139 cementing units and 364 workover rigs. Importantly, we expect hydraulic fracturing and wireline to continue being a centerpiece of the combined company.

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The combined company will also have a larger footprint in the most active U.S. basins, including the Permian, Marcellus / Utica, Eagle Ford, Rockies / Bakken, Mid-Continent and California, among others.

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In addition, the combined company will build on its shared legacy of innovative R&D and a rich portfolio of proprietary technology to accelerate investments in continued innovation and advanced, value-added technologies. These investments will include pursuing next generation opportunities in fracking and expanding real-time data and analytics capabilities in an effort to drive operational efficiencies, reduce Non-Productive Time (NPT), enable differentiated service to customers and lower operating costs.

6.	Who will run the combined company?

•	The combined company will be led by a proven management team reflecting the strengths, experience and capabilities of both organizations.

•	Upon closing of the merger of equals:

•	Patrick Murray, C&J’s Board Chairman will serve as Chair of the combined company’s Board of Directors.

•	Robert Drummond, Chief Executive Officer of Keane, will serve as President and Chief Executive Officer of the combined company, and will also serve as a member of the Board.

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Jan Kees (JK) van Gaalen, Chief Financial Officer of C&J, will serve as EVP and Chief Financial Officer of the combined company, and Greg Powell, President and Chief Financial Officer of Keane, will serve as EVP and Chief Integration Officer of the combined company.

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The combined company’s Board of Directors will comprise 12 directors, six of whom will be from the Keane Board, including Robert Drummond, and six of whom will be from the C&J Board, including Patrick Murray.

•	Additional senior executives for the combined company will be selected from top talent at both companies and named prior to the close of the transaction.

•	We also expect our employees to contribute and benefit from growth and new career development opportunities that result from being part of a larger and stronger organization.

7.	What is the name of the combined company?

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Keane and C&J each share a deep heritage and strong brand recognition and following the closing, the combined company will operate under a new corporate name and trade under a new ticker symbol that will leverage the strengths of both brands.

•	The new corporate name and ticker will be announced prior to the close of the transaction.

8.	Where will the combined company be headquartered?

•	The combined company will optimize Keane’s and C&J’s existing Houston facilities, with the new corporate headquarters being established at the C&J facility on Rogerdale after the merger closes.

9.	How will my day-to-day job change? Will my reporting structure change? Will there be layoffs?

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During the time leading to close, we will carry on as business as usual. The integration teams will evaluate existing business processes and organizational structures in both companies, and design a “best of the best” approach for our new combined organization.

•	We should not expect to see any substantial process changes until the transaction closes.

•	Following the close of the transaction, we expect employees to benefit from growth and new career development opportunities that result from being part of a larger and stronger organization.

•	However, it is premature to speculate on exact functions and reporting structures.

10.	Will employees be able to transfer, or be asked to transfer, to C&J facilities or locations?

•	An integration planning team comprising leaders from both companies will be planning for how the combined company will operate, and there are numerous decisions to be made in that regard.

•	While it is too early to answer that question, we will keep you updated with key developments.

•	It is important to remember that until closing, Keane and C&J remain separate organizations, and we will operate as usual.

11.	Will any offices or facilities be closed as a result of the transaction?

•	The combined company will optimize Keane’s and C&J’s existing Houston facilities, with the new corporate headquarters being established at the C&J facility on Rogerdale after the merger closes.

•	Beyond that, it is too early to answer that question.

•	An integration planning team comprising leaders from both companies will be planning for how the combined company will operate, and there are numerous decisions to be made in that regard.

•	It is important to remember that until closing, Keane and C&J remain separate organizations, and we will operate as usual.

12.	What impact will this have on my compensation and benefits?

•	Until closing, Keane and C&J remain separate organizations, and we will operate as usual.

•	Employees are a critical driver of our success and we intend to continue providing you with competitive compensation and benefits packages once we combine with C&J.

•	We will keep you updated as we move forward.

13.	What is the culture of C&J like? How will we fit together?

•	Both Keane and C&J have longstanding commitments to Safety, Efficiency and Partnerships.

•	These shared values will be reflected in the combined company’s day-to-day execution of its operations.

•	We are eager to join forces with C&J to leverage our combined resources and strengths.

14.	When will the merger be completed? What can I expect between now and the close of the transaction?

•	We expect to close the transaction in the fourth quarter of 2019, following Keane and C&J shareholder approval, regulatory approvals and receipt of other customary closing conditions.

•	It is typical in transactions to provide an estimated timeframe versus an actual date, which is why we’re saying we expect the closing to occur in the fourth quarter of 2019.

•	Between now and that time, your day-to-day responsibilities remain the same and we ask that you stay focused on delivering the exceptional service our customers have come to expect.

15.	What can I expect in terms of integration? Will integration be complete when the transaction is expected to close?

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Integration won’t formally begin until we close the transaction, at which point it will be led by Greg Powell, President and Chief Financial Officer of Keane, who has been named EVP and Chief Integration Officer of the combined company.

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Between now and then, a capable integration planning team comprising leaders from both companies will be drawing upon both organizations to incorporate the best talent, processes and systems. This team will seek to understand how each company operates today so that we can make informed decisions on how to move forward.

•	We will keep you informed of key developments.

16.	When will I get updates on the transaction and the integration? How often?

•	We are committed to keeping you informed and will provide updates as there is information to share.

•	If you have any additional questions, please reach out to your supervisor or local HR Representative.

17.	What should I do if someone from the media calls me to ask about the merger?

•	Consistent with Company policy, all inquiries from the media should be forwarded to Kevin McDonald, Executive Vice President, General Counsel & Secretary at (281) 795-4496 or KMcDonald@keanegrp.com.

•	You can also reach out to your supervisor with any questions on this matter.

18.	What should I do if an employee of C&J contacts me with questions or requests for information? What should I do if an employee of C&J shows up at our office or one of our operational locations?

•	It is important to remember that until closing, Keane and C&J remain separate organizations, and we will operate as usual.

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Should either of these situations occur, consistent with our other inquiry escalation policies, please notify Kevin McDonald, Executive Vice President, General Counsel & Secretary at (281) 795-4496 or KMcDonald@keanegrp.com and Chuck Heaton, Vice President of Human Resources at (832) 986-9984 or CHeaton@keanegrp.com. You can also reach out to your supervisor or Human Resources with any questions on these matters.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane. Each of Keane and C&J also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Keane and C&J, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986.

Participants in the Solicitation

Keane, C&J and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Keane or C&J using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.